UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Levi Strauss & Co.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

52736R102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52736R102	Page 2 of 5

1.	Name of Reporting Person. Emil Jesse Eisenhardt
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,399,767 (1)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 5,399,767 (1)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,399,767 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2% (2)
12.	Type of Reporting Person IN

(1)

As of December 31, 2021: 989,480 shares of Class B Common Stock were held by Emil Jesse Eisenhardt in his individual capacity; 3,884,408 shares of Class B Common Stock were held by the Emil Jesse Eisenhardt 2012 Trust, for which the reporting person serves as trustee; 502,115 shares of Class B Common Stock were held by the Emil Jesse Eisenhardt 2014 Trust, for which the reporting person serves as trustee; 14,496 shares of Class B Common Stock were held by the reporting person for the benefit of his child; and 9,268 shares of Class B Common Stock were held by the reporting person’s spouse. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder.

(2)

Based on 98,205,853 total shares of Class A Common Stock outstanding as of January 20, 2022, as reported in the issuer’s Form 10-K filed with the Securities and Exchange Commission on January 26, 2022, plus the assumed conversion of 5,399,767 shares of Class B Common Stock deemed beneficially owned by Mr. Eisenhardt, as described herein, into shares of Class A Common Stock.

ITEM 1.

(a)     Name of Issuer:

Levi Strauss & Co.

(b)     Address of Issuer’s Principal Executive Offices:

1155 Battery Street

San Francisco, CA 94111

ITEM 2.

(a)     Name of Person Filing:

Emil Jesse Eisenhardt

(b)     Address of Principal Business Office, or if None, Residence:

c/o Argonaut Securities Company

1155 Battery Street

San Francisco, CA 94111

(c)     Citizenship:

United States

(d)     Title of Class of Securities:

Class A Common Stock, $0.001 Par Value Per Share

(e)     CUSIP Number:

52736R102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4. OWNERSHIP.

See rows 5 through 11 of cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATION.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

By:	/s/ Emil Jesse Eisenhardt